Exhibit 99(a)(17)

MEDIA RELEASE

Wavecom Reports Fourth Quarter and Full Year 2008

Financial Results

Issy-les-Moulineaux (France) – February 5, 2009 – Wavecom S.A. today announced financial results for its fourth quarter and full year 2008 ending December 31, 2008.

Tender offer highlight: On December 2, 2008, Sierra Wireless, a Canadian-based and publicly traded company in the wireless sector and Wavecom jointly announced that the companies had entered into a Memorandum of Understanding (“MOU”) providing for a business combination that would bring together these two industry innovators to form a global leader in wireless data. Pursuant to and subject to the terms of the MOU, Sierra Wireless is making a cash offer of €8.50 per ordinary share of Wavecom, and €31.93 per OCEANE convertible bond (“OCEANEs”), amounting to an aggregate purchase price of approximately €218 million. The Board of Directors of Wavecom unanimously determined that the proposed acquisition of Wavecom by Sierra Wireless is in the best interest of the Company, its shareholders and its employees. In addition, the founders of Wavecom have agreed to tender all of their shares to Sierra Wireless, representing approximately 21% of the outstanding shares, in support of the transaction. This offer in France opened on January 9, 2009 and will close on February 12, 2009 at 5pm Central European Time. A simultaneous offer opened in the United States for holders of Wavecom ADSs (American Depository Shares) and US holders of ordinary shares and OCEANEs on January 8, 2009 and will close on February 12, 2009 at 12 noon New York City time.

Quarterly business highlight: Revenues for the fourth quarter were in-line with previous quarter levels, although operating expenses were significantly higher owing to several one-time charges, mainly associated with expenses related to the tender offers, resulting in a significant operating loss for the quarter.

	Consolidated Group Results
In millions of euros (Under US GAAP)	Q4 2007	Q3 2008	Q4 2008	Full year 2007	Full year 2008
Revenues	45.7	28.9	28.0	202.3	129.9
Gross profit	23.2	14.0	11.8	91.9	63.8
Operating expenses	20.9	19.3	33.5	79.2	94.5
Operating income/(loss)	2.3	(5.3)	(21.7)	12.7	(30.7)
Net income/(loss)	7.1	(4.1)	(25.2)	17.4	(31.1)

Additional information
Operating income/(loss)	2.3	(5.3)	(21.7)	12.7	(30.7)
Stock-based compensation related expenses	(1.7)	(0.6)	(0.6)	(4.8)	(6.7)
Amortization expense related to acquisition	(0.8)	(1.0)	(3.3)	(3.5)	(6.2)
Operating income/(loss) before stock- based compensation and amortization expense related to acquisitions(1)	4.8	(3.7)	(17.8)	21.0	(17.8)

(1)	Operating income before stock-based compensation and amortization expense related to acquisitions is a non GAAP financial measure. Wavecom’s management believes this measure is meaningful to investors because it shows the true operating performance of Wavecom’s businesses.

Fourth Quarter Financial Highlights:

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP), unless otherwise noted. Condensed and consolidated financial tables are provided at the end of this release.

Revenues: Revenues for the fourth quarter 2008 were €28.0 million compared to €28.9 million the previous quarter. Performances in the regions were mixed: EMEA revenues declined from the previous quarter (-9%). Although several customers showed positive trends for the quarter they did not compensate for the decline in the automotive activity as the car manufacturers adopted stringent measures to reduce their inventories by limiting production. Revenues from the APAC region were also sequentially down from the third quarter (-5%) impacted most by the bankruptcy of one of their main distributors. The Americas region increased sales compared to the third quarter (+15%) as result of an increase in sales to one major customer who markets tracking applications that address several Latin American markets.

In the fourth quarter 2008, the breakdown of product revenues by region was as follows: EMEA 53%, Americas 20% and APAC 27%.

From a full-year perspective, total group revenues for 2008 were €129.9 million compared to €202.3 for 2007. Throughout much of 2008 the Company faced difficult market conditions in all of its regions and, as previously stated in Wavecom’s third quarter 2008 earnings release, several factors including general slowdowns in the automotive market worldwide and the home alarm market, particularly in the United States weighed on revenues for the year. The sales were also impacted by the exchange rate volatility (US $ versus Euro) and by decreases of our average selling price. On the other hand, our new product lines such as the WMP and the Q26 are progressing well.

Backlog: The 12-month product backlog at December 31, 2008 was €26.6 million compared to €32.0 million at September 30, 2008. Backlog as of any given date may not be an accurate indicator of sales for any future period.

Gross Margin: The gross margin declined in the fourth quarter 2008 to €11.8 million, representing 42.1% of sales compared to 48.5% in the third quarter 2008. The decline in gross margin as a percent of sales in the fourth quarter 2008 was primarily due to the implementation of a more aggressive pricing policy which constituted approximately 5 percentage points of gross margin and the remainder was a result of the impact of foreign exchange fluctuations as well as some provisions related to end-of-life products and components.

Operating Expenses: Operating expenses for the fourth quarter 2008 totaled €33.5 million. Wavecom had a number of non-recurring expenses during the fourth quarter 2008 related to:

(i) The two tender offers for Wavecom’s securities, one of which was hostile (now terminated) and one of which is currently pending (as described above) launched during the fourth quarter of 2008 which amounted to a total of €7.5 million;

(ii) Increased bad debt reserves of €2.2 million for two customers. The first customer, Temic Automotive of North America is located in our Americas region. As of early December 2008, Wavecom has been involved in litigation with Temic Automotive, following Temic Automotive’s breach of signed agreements where they unjustly have withheld payment of approximately US $2 million (approximately €1.5 million). A provision for this amount was taken in the fourth quarter 2008 accounts, in accordance with our bad debt policy. Furthermore, we filed suit against Temic Automotive in the Supreme Court of the State of New York (USA) to recover the unpaid receivables. Temic Automotive also filed suit against Wavecom under both tort and contracts law for damages under the main claim of US $1.5 million which is on the same scale as the amount of the unpaid receivables. We believe these claims to be unfounded and dilatory and intend to vigorously litigate this matter. The second customer is a distributor based in the APAC region who filed for bankruptcy in the fourth quarter 2008. Wavecom is seeking to recover a sum of slightly more than US $750,000. The bankruptcy procedure is ongoing; and

(iii) Finally, there were an additional €2.4 million in charges for amortization of acquired intangible assets following the impairment of a part of the intangible assets related to customer relationships recorded at the time of an acquisition in 2006.

Concerning the previously-announced cost reduction plan, this proposed reorganization and cost reduction plan could generate from €12 to €16 million of annual savings of operating expenses. The portion of this plan relating to the United States activity has already begun at a cost of approximately €0.2 million recorded during the fourth quarter. However, in France, implementation of the planned reorganization is still pending final presentation to and consultation with the Wavecom Workers Council. This plan is not expected to produce significant cost savings until sometime toward the end of the first half of 2009.

Result: Wavecom reported an operating loss of €21.7 million for the fourth quarter of 2008 compared to an operating loss of €5.3 million for the third quarter 2008. In the fourth quarter of 2008, Wavecom decided to fully provide for the existing deferred tax assets recorded at the end of 2007 due to the fiscal losses recorded in 2008 as well at the uncertainties in the current volatile economic environment. Therefore on a net basis Wavecom reported a net loss for the fourth quarter of €25.2 million compared to a net loss of €4.1 million the previous quarter.

As shown above in the table on page one, on a non-GAAP basis, excluding stock-based related expenses and expenses related to our acquisitions, the operating loss was €17.8 million for the fourth quarter 2008, compared to a loss of €3.7 million for the previous quarter. Excluding also the expenses related to the tender offers and the bad debt reserves in the fourth quarter, the operating loss would have been €8.1 million.

Balance sheet: Wavecom’s cash and marketable securities position was €118.6 million while on a net basis (cash and marketable securities less convertible bonds) cash stood at €38.1 million at December 31, 2008. Inventory levels were €5.7 million as of December 31, 2008 and DSOs (Days Sales Outstanding) were 54 days at quarter end.

Business news:

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Design-win with Denso. Wavecom SA announced that it has completed the pre-production phase of a joint development project for automotive telematics based on Wavecom’s wireless technology with Denso, a leading supplier of automotive electronics to Japanese and global auto manufacturers, to support its telematics program. The new co-developed design will be integrated in the telematic system in production starting from 2009 to support a new in-car convenience telematics program in North America. Products using Wavecom technology are expected to begin shipping in April 2009 and will continue to ship over a three-year period.

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M2M Studio, new IDE (Integrated Development Environment) launched. M2M Studio is a fully integrated suite of tools for the development of embedded software applications for industrial wireless devices based on Wavecom Wireless CPU®s. It enables developers to create, develop, compile, download, debug and test their applications. It uses the Eclipse Ganymede framework. Eclipse and CDT (C/C++ Development Tools plug-in) which are rapidly becoming the industry standard for C and C++ development in the embedded world.

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Anyware Technologies and Airbus won prize for “productivity” in their collaboration for the project called Topcased, a development platform based on open source Eclipse ™. IE Club, and MEDEF(France’s leading association for business) rewarded “duets” of large companies and small/medium companies that together have worked to create added value in their areas of expertise. This project, based on the open source platform Eclipse ™, is aimed at establishing a complete development environment for critical embedded systems. Topcased, is expected to increase productivity of Airbus and its partners by reducing development costs while expanding the number of engineering tools. For more information: www.topcased.org

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Wavecom S.A. awarded the 2008 trophy for excellence in Corporate Governance from EthiFinance an independent extra-financial research agency dedicated to the Corporate Social Responsibility (CSR) assessment required by Socially Responsible investors (SRI).

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Vivo, Oberthur Technologies and Wavecom test inSIM® technology. The three companies announced that the Brazilian carrier (Vivo) is testing with the goal of validation the SIM equipped inSIM® (Subscriber Identity Module) technology for its machine-to-machine (M2M) subscription offer.

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Innova Card and Wavecom launch design for wireless EPOS (Electronic Point of Sale). The flexible and robust solution provides the possibility to integrate multiple communications technologies without changing the payment and security software. It will simplify the design and certification process and significantly reduce time to market for manufacturers of EPOS terminals.

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RIPlink™ (Remote IP link) new technology from Wavecom, allowing applications running on non-IP devices to be connected over IP (Internet Protocol), simplifying M2M (machine-to-machine) application design and deployment. IP architecture is the undisputed reference for communicating applications.

Conference Call:

Today at 3:00 p.m. (Paris time) Wavecom management will host a conference call in English reserved for financial professionals commenting on its fourth quarter 2008 results. To access this call, please use the following numbers: France: +33 (0)1 70 99 42 74 UK: +44 (0)20 7138 0825 USA: +1 718 354 1361 Access code: 3072447 Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

Wavecom will publish its first quarter 2009 results on April 22, 2009 at 7:00 a.m. Paris time.

About Wavecom

Wavecom – the wireless M2M experts

Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. Wavecom provides a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). Wavecom also offers a wide range of professional and operated services. Wavecom solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications.

Founded in 1993 and headquartered in Issy-les-Moulineaux (France) near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), Farnborough (UK), Munich (Germany) and Sao Paolo (Brazil). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

Contact Wavecom Lisa Ann Sanders Director Communications and Investor Relations Tel: +33 (0)1 46 29 41 81 e-mail: lisaann.sanders@wavecom.com	Contact Lovallo IR PR: US Investor Relations John D. Lovallo, President Lovallo Communications Group, LLC Tel: +1 203 431 0587 e-mail: johnlovalloirpr@sbcglobal.net

-Condensed financial tables follow-

This release contains forward-looking statements that relate to the Company’s plans, objectives, estimates and goals. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes” and “estimates” and variations of such words and similar expressions identify such forward-looking statements. The Company’s business is subject to numerous risks and uncertainties, including probable variability in the Company’s quarterly operating results, nascent vertical markets, a long sales cycle, the uncertain rate of development of the M2M market for wireless communications, success of the Company’s new services line, technological changes, vertical integration by other market participants, failure to protect the Company’s intellectual property, possible quality issues on our products, dependence on third parties, in particular its manufacturing partner and other third party suppliers, currency rate fluctuations and other risks associated with managing growth or associated with the Company’s global operations. These and other risks and uncertainties, including among others, the risk that Sierra Wireless’ proposed acquisition of Wavecom may be delayed or may ultimately be unsuccessful, are described in more detail in the Company’s most recent filings with the U.S. Securities and Exchange Commission and could cause the Company’s actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements. All forward-looking statements are qualified by these cautionary statements and speak only as of the date they are made.

This press release does not constitute an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom is being made only pursuant to the offer to purchase and related materials that Sierra Wireless France SAS filed with the Autorité des marchés financiers (“AMF”) or the U.S. Securities and Exchange Commission (the “SEC”) and you should read carefully the applicable documents listed below and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer.

Copies of the note d’information filed by Sierra Wireless France SAS approved by the AMF under visa n°09-002 dated January 6, 2009 and of the “other information document” are available on the websites of Sierra Wireless, Inc. (www.sierrawireless.com) and of the AMF (www.amf-france.org) and can be obtained for free from Lazard Frères Banque, 121 boulevard Haussmann, 75008 Paris.

Copies of the note en réponse of Wavecom approved by the AMF under visa n°09-003 dated January 6, 2009 and of the “other information document” are available on the websites of Wavecom (www.wavecom.fr) and of the AMF (www.amf-france.org) and can be obtained for free from Wavecom, 3, esplanade du Foncet, 92442 Issy les Moulineaux, and Merrill Lynch Capital Markets (France) SAS, 112, avenue Kléber, 75761 Paris.

Copies of the Tender Offer Statement on Schedule TO filed by Sierra Wireless France SAS and the Schedule 14D-9 filed by Wavecom, with the SEC, are available from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless France SAS will also be available for free at Sierra Wireless’ website (www.sierrawireless.com) and Wavecom’s website at (www.wavecom.fr).

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	December 31, 2007	Three months ended September 30, 2008	December 31, 2008
	Euro	Euro	Euro
Revenues :
Product sales	44 543	27 504	25 708
Services revenue	1 205	1 411	2 293

	45 748	28 915	28 001
Cost of revenues :
Cost of goods sold	21 543	13 529	14 733
Cost of services	1 009	1 352	1 468

	22 552	14 881	16 201

Gross profit	23 196	14 034	11 800
Operating expenses :
Research and development	9 132	7 687	8 718
Sales and marketing	5 896	6 095	8 895
General and administrative	5 911	5 520	15 929

Total operating expenses	20 939	19 302	33 542

Operating income (loss)	2 257	(5 268)	(21 742)

Interest income and other financial income, net	871	1 014	772
Foreign exchange gain (loss), net	(512)	142	425

Total financial income	359	1 156	1 197

Income (loss) before income taxes	2 616	(4 112)	(20 545)
Income tax expense (benefit)	(4 461)	(45)	4 703

Net income (loss)	7 077	(4 067)	(25 248)

Basic net income (loss) per share	0.46	(0.27)	(1.71)

Diluted net income (loss) per share	0.39	(0.27)	(1.71)

Number of shares used for computing :
- basic	15 221 619	15 185 200	14 729 671
- diluted	18 916 763	15 185 200	14 729 671

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

Years ended December 31,
	2007	2008
	Euro	Euro
Revenues :
Product sales	198 510	123 521
Services revenue	3 827	6 398

	202 337	129 919
Cost of revenues :
Cost of goods sold	104 650	60 829
Cost of services	5 833	5 299

	110 483	66 128

Gross profit	91 854	63 791
Operating expenses :
Research and development	33 562	35 492
Sales and marketing	22 740	27 954
General and administrative	22 855	31 008

Total operating expenses	79 157	94 454

Operating income (loss)	12 697	(30 663)

Interest income and other financial income, net	1 834	3 482
Foreign exchange gain (loss), net	(1 442)	694

Total financial income	392	4 176

Income (loss) before income taxes	13 089	(26 487)
Income tax expense (benefit)	(4 310)	4 613

Net income (loss)	17 399	(31 100)

Basic net income (loss) per share	1.15	(2.06)

Diluted net income (loss) per share	1.02	(2.06)

Number of shares used for computing :
- basic	15 129 600	15 121 145
- diluted	17 470 234	15 121 145

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except for share data)

Prepared in accordance with U.S. generally accepted accounting principles.

At December 31,
	2007	2008
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	4 677	4 061
Marketable securities	134 610	114 537
Accounts receivable, net	29 467	16 761
Inventory	6 032	5 663
Value added tax recoverable	1 124	1 927
Prepaid expenses and other current assets	3 141	3 569
Deferred tax assets	4 514	—

Total current assets	183 565	146 518

Other assets :
Long-term investments	3 731	5 995
Other assets and Interest in associates	4 517	4 121
Research tax credit	2 049	3 059
Income tax receivable	13 083	11 191
Intangible and tangible assets, net	16 336	15 529
Goodwill	8 117	14 737

Total assets	231 398	201 150

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities :
Accounts payable	27 612	28 771
Accrued compensation	8 584	7 790
Current portion of other accrued expenses	3 572	3 374
Current portion of convertible bonds	664	1 409
Current portion of capitalized lease obligations	207	276
Deferred revenue and advances received from customers	307	694
Deferred tax liabilities	—	97
Other liabilities	3 652	2 806

Total current liabilities	44 598	45 217

Long-term liabilities :
Long-term portion of other accrued expenses	16 636	14 108
Long-term portion of convertible bonds	80 500	80 500
Long-term portion of capitalized lease obligations	340	288
Other long-term liabilities	616	406

Total long-term liabilities	98 092	95 302

Shareholders’ equity :
Shares, euro 1 nominal value, 15,828,524 shares authorized, issued and outstanding at December 31, 2008 (15,796,591 at December 31, 2007)	15 797	15 829
Additional paid-in capital	146 052	151 623
Treasury stock at cost (1,091,861 shares at December 31, 2008 and 544,322 at December 31, 2007)	(8 823)	(10 777)
Accumulated deficit	(62 548)	(93 647)
Accumulated other comprehensive income (loss)	(1 770)	(2 397)

Total shareholders’ equity	88 708	60 631

Total liabilities and shareholders’ equity	231 398	201 150

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Years ended December 31,
	2007	2008
	Euro	Euro
Cash flows from operating activities :
Net income (loss)	17 399	(31 100)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Amortization and impairment of intangible and tangible assets	8 409	11 376
Amortization of debt issue costs	257	280
Share-based compensation	4 810	6 728
Loss (gain) on sales and retirement of tangible assets	38	(30)
Disposal (acquisition) of marketable securities, net	(134 610)	20 073
Deferred tax	(4 514)	4 305
Net increase (decrease) in cash from working capital items	(8 325)	11 203

Net cash provided (used) by operating activities	(116 536)	22 835

Cash flows from investing activities :
Acquisition of long-term investments	(93)	(2 264)
Purchases of intangible and tangible assets	(5 025)	(6 769)
Acquisition of certain assets, net of cash acquired	—	(10 746)
Proceeds from sale of intangible and tangible assets	2	304
Purchase of interets in associates	(15)	13

Net cash used by investing activities	(5 131)	(19 462)

Cash flows from financing activities :
Proceeds from convertible bonds (net of debt issue cost of €2,501)	77 999	—
Principal payments on capital lease obligations	(261)	(307)
Purchases of treasury stock	(7 510)	(3 235)
Proceeds from exercise of stock options and founders’ warrants	2 091	157

Net cash provided (used) by financing activities	72 319	(3 385)
Effect of exchange rate changes on cash and cash equivalents	(751)	(604)

Net decrease in cash and cash equivalents	(50 099)	(616)
Cash and cash equivalents, beginning of period	54 776	4 677

Cash and cash equivalents, end of period	4 677	4 061